

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

Via E-Mail
Mr. Michael J. Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, New York 10016

   Re: Fresh Harvest Products, Inc.
     Amendment No. 2 to
     Preliminary Proxy Statement on Schedule 14A
     Filed July 5, 2011
     File No. 000-51390

Dear Mr. Friedman:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Catherine T. Brown for

           Mara L. Ransom
           Legal Branch Chief

cc: Clayton Parker
    K&L Gates LLP